

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 26, 2016

Nathan Stasko
President and Chief Executive Officer
Novan, Inc.
4222 Emperor Boulevard, Suite 200
Durham, NC 27703

      Re: **Novan, Inc.**
              Draft Registration Statement on Form S-1
              Submitted February 1, 2016
              CIK No. 0001467154

Dear Mr. Stasko:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   At their first use, please describe the meaning of "S-nitrosation" and "nitrosylation of key enzymes."

2.   Please disclose in this section your accumulated deficit and the substantial doubt regarding your ability to continue as a going concern.

Risk Factors
Risks Related to the Development, Regulatory Approval and Commercialization of our Current and Future Product Candidates

Even if we make a submission under a special protocol assessment . . ., page 15

3.   Please explain why you made a submission for an SPA to the FDA but have decided not to finalize the SPA agreement.

We may face product liability exposure . . ., page 19

4.   Please expand your disclosure in this risk factor to quantify the amount of product liability insurance you carry.

Risks Related to Manufacturing and our Reliance on Third Parties
We rely on third parties to conduct some of our preclinical studies . . . , page 22

5.   We note that almost all of your clinical trials are undertaken by a single CRO. Please disclose the material terms of any agreement with the CRO and file the agreement as an exhibit to your registration statement. In the alternative, please tell us why you believe this agreement is not material.

Risks Related to our Common Stock and this Offering
Provisions in our amended and restated certificate of incorporation . . . , page 40

6.   We refer to your last bullet of this risk factor which discusses your organizational documents' requirement that the Court of Chancery of the State of Delaware be the sole and exclusive forum for derivative actions and other corporate claims unless you otherwise consent. Please expand this disclosure to highlight that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Common Stock Valuation and Stock-Based Compensation, page 76

7.   Please revise your disclosure and provide us with additional information regarding the reason(s) your expected volatility assumption ranged from 65.96% to 102.77% for the nine months ended September 30, 2015. Provide further detail explaining how you identified the group of similar, publicly traded companies upon which you based your assumption. For example, specify how you considered stage of life cycle, size and financial leverage of the peer group as discussed in ASC 718-10-55-25 and 718-10-55-37c.

8.   We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business
Our Dermatology-Focused Nitric Oxide Platform, page 82

9.   We note your disclosure in the last sentence on page 86 that "we package it in an easy-to-use, indication-specific container." Since your products are currently in the clinical testing phase, please revise this disclosure to either remove the reference to packaging or refer to any references to packaging in terms of your future expectations.

Our Product Candidates

SB204 for the Treatment of Acne Vulgaris, page 89

10.   We note that you include disclosure of primary and secondary endpoints only for certain clinical trials. For example, you have not disclosed the endpoints for the two Phase 1 clinical trials discussed on pages 99 and 100. Please revise your disclosure accordingly.

11.   We note your disclosure on page 100 that you observed a greater than 90% reduction of *P. acnes* in "several patients." Please quantify the number of patients that experienced this reduction so that the significance of this result is clear.

SB206 for the Treatment of External Genital and Perianal Warts, page 101

12.   We refer to your disclosure in the penultimate paragraph on page 101 that you expect that the Phase 3 clinical development program for SB206 will require substantially fewer patients compared to the acne vulgaris Phase 3 clinical program because the acne vulgaris program will have generated substantial safety data for NVN1000, which you plan to use in the development of SB206. Similar disclosure appears on page 107 in the second paragraph with respect to Phase 2 clinical trials for SB208. Please clarify whether you are referring to the data collected from the 30 preclinical studies discussed at the bottom of page 100 or whether you are also referring to data collected from other trials conducted for SB204, such as the ECG clinical trial described on page 99. Please also explain why you believe the results for SB204 can be used even though the results were obtained using patients with acne vulgaris and with concentrations that are lower than anticipated for SB208 and SB206. Clarify also that this is your belief and that you have not had FDA input in proceeding with these results.

Intellectual Property
UNC License Agreement, page 114

13.   Please revise your disclosure regarding your license agreement with UNC to disclose the amount of the upfront license fees paid to UNC. We also note that the duration is conditioned on the expiration of the last to expire patent in an applicable country. Please revise your disclosure to indicate when such patents are expected to expire.

Executive Compensation
Director Compensation, page 137

14.   The two tables on this page relating to director compensation only include three of your directors listed on page 125. Please include in these tables the compensation paid to G. Kelly Martin, Sean Murphy, John Palmour and Mark Schoenfisch. See Item 402(r) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

15.   Please file a revised audit report that refers to the financial statements of Novan, Inc. rather than Novan Therapeutics, Inc.

General

16.   Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

17.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Vanessa Robertson at 202-551- 3649 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Wesley C. Holmes, Latham & Watkins LLP